

AiPEX6
AI Powered US Equity Index 6



Monthly Performance Report - February 2023

About AiPEX6

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. AiPEX6 is a risk controlled, excess return index, developed by HSBC and EquBot Inc. AiPEX6 is comprised of publicly traded companies, selected using objective artificial intelligence techniques to dynamically create the portfolio on a monthly basis.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex6.gbm.hsbc.com**
Bloomberg Ticker:	**AIPEX6 Index**
Geographical Focus:	**United States**
Launch Date:	**11/19/2019**
Type of Return:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**Solactive AG**
Index Fee:	**0.85% per year**

Index Performance: Historical & Simulated*

1 Month	-1.14%
YTD	-0.14%
1Y	-4.12%
3Y	-0.50%
5Y	-0.88%
10Y	49.55%
10Y Annualized Volatility	5.94%
10Y Sharpe Ratio	-0.07
Cumulative Return	121.59%

Top 10 Holdings: As of 2/28/2023

	Index Weight(%)	Sector
NETFLIX INC	6.5%	Technology Services
BANK OF AMERICA CORP	6.3%	Finance
NVIDIA CORP	6.0%	Electronic Technology
TESLA INC	5.7%	Consumer Durables
ADVANCED MICRO DEVICES	5.1%	Electronic Technology
WELLS FARGO & CO	3.6%	Finance
BROADCOM INC	1.7%	Electronic Technology
APPLE INC	1.7%	Electronic Technology
META PLATFORMS INC	1.7%	Technology Services
MODERNA INC	1.6%	Health Technology
Total	**40.0%**	

Annual Index Performance: Historical & Simulated*

2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
4.5%	7.8%	-5.6%	12.3%	8.8%	-0.5%	4.9%	19.3%	5.8%	-0.5%	5.6%	17.0%	-2.5%	5.7%	3.3%	2.4%	-7.6%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 2/28/2023. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through November 19, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

 HSBC

Monthly Performance Report - February 2023

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Durables	7.01%	2.46%
Consumer Services	6.80%	3.74%
Electronic Technology	24.89%	15.37%
Energy Minerals	2.96%	4.15%
Finance	24.13%	14.80%
Health Technology	6.20%	10.59%
Process Industries	1.68%	2.32%
Producer Manufacturing	4.14%	3.91%
Retail Trade	2.26%	6.77%
Technology Services	14.74%	16.18%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Durables	-0.01%	0.19%
Consumer Services	-0.04%	-0.12%
Electronic Technology	0.07%	0.28%
Energy Minerals	-1.06%	-0.33%
Finance	-0.08%	-0.39%
Health Technology	-0.58%	-0.47%
Process Industries	0%	-0.05%
Producer Manufacturing	-0.31%	-0.04%
Retail Trade	0%	-0.41%
Technology Services	-0.16%	-0.34%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical & Simulated*

	As of 2/28/2023	3Y Average	5Y Average	10Y Average
Equity Portfolio	27.99%	26.82%	33.14%	41.81%
Cash	72.01%	73.18%	66.86%	58.19%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 2/28/2023. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through November 19, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

